UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

ICL GROUP LTD.

1.	Agreement to Increase the Selling Price of Potash to India for the Remaining Volumes Committed for 2021

Item 1

Agreement to Increase the Selling Price of Potash to India for the Remaining Volumes Committed for 2021

Further to the Company's announcement dated April 5th 2021, regarding the contract with Indian Potash Limited (IPL) for potash supply through 2021 at a selling price $280 per ton CIFFO Indian ports, the Company wishes to update, that it has reached an agreement with IPL to increase the selling price of 150 thousand tons of Potash to be delivered to India in 2021 to $445 per ton CIFFO Indian ports, while a balance of 150 thousand tons still outstanding will be allocated to other ICL customers.

For additional information regarding the agreement from April, as well as regarding the Five-Year Agreement, see the Company's announcements dated April 5, 2021 and December 27, 2018 (Ref No. 2021-02-055368 and 2018-02-119608).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Company Secretary & Global Compliance

Date: November 17, 2021